UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 28948 / October 20, 2009

In the Matter of   :
          :
ANNUITY INVESTORS LIFE INSURANCE COMPANY, ET AL.   :
525 Vine Street, 7th Floor   :
Cincinnati, OH 45202   :
          :
          :
(812-13612)   :

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING EXEMPTIONS FROM SECTIONS 2(a)(32) AND 27(i)(2)(A) OF THE ACT AND
RULE 22c-1 THEREUNDER

Annuity Investors Life Insurance Company ("Annuity Investors Life"), Annuity Investors
Variable Account C ("Variable Account C"), and Great American Advisors, Inc. (collectively,
"Applicants") filed an application on December 12, 2008, and amendments to the application on
April 14, 2009 and September 18, 2009, for an order under Section 6(c) of the Investment
Company Act of 1940 (the "Act"), granting exemptions from the provisions of Sections 2(a)(32)
and 27(i)(2)(A) of the Act and Rule 22c-1 thereunder, to the extent necessary to permit, under
specified circumstances, the recapture of certain bonuses applied to purchase payments made
under: (1) certain deferred variable annuity contracts and certificates that Annuity Investors Life
has issued, currently issues, or will issue through Variable Account C under a registration
statement filed with the Commission under Securities Act of 1933 File No. 333-148459 (these
contracts and certificates, including applicable data pages and endorsements, are collectively
referred to in this order as the "Current Bonus Contracts"); and (2) deferred variable annuity
contracts and certificates, including applicable data pages and endorsements, other than Current
Bonus Contracts, that Annuity Investors Life may issue in the future ("Future Bonus Contracts,"
and together with the Current Bonus Contracts, the "Contracts") through Variable Account C,
through any of its existing separate accounts, or through any future separate account of Annuity
Investors Life (collectively, the "Accounts"). Such Future Bonus Contracts will be substantially
similar to the Current Bonus Contracts in all material respects. Applicants also requested that the
order being sought extend to any other Financial Industry Regulatory Authority member broker-
dealer controlling or controlled by, or under common control with Annuity Investors Life,
whether existing or created in the future, that serves as a distributor or principal underwriter of
the Contracts offered through the Accounts.

A notice of the filing of the application was issued on September 22, 2009 (Investment Company Act Release No. 28909). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the matter would be issued unless a hearing should be ordered. No request for a hearing has been received, and the Commission has not ordered a hearing.

The matter has been considered, and it is found that granting the requested exemptions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Accordingly,

IT IS ORDERED, pursuant to Section 6(c) of the Act, that the requested exemptions from the provisions of Sections 2(a)(32) and 27(i)(2)(A) of the Act and Rule 22c-1 thereunder, for Annuity Investors Life Insurance Company, et al., (812-13612) be, and hereby are, granted, effective immediately.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Florence E. Harmon
Deputy Secretary